Exhibit 99.1

VERSES Demonstrates Smart Building Energy Optimization

Exhibition Showcases Multi-Agent Smart Grid Automation and Efficiency Management

VANCOUVER, British Columbia, March 18, 2025 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the “Company”) a cognitive computing company specializing in next-generation intelligent software systems, announces the completion and exhibition of its work on sustainable building management, or smart homes, for the invite-only Turing Grand Challenge at AI UK 20251 on March 17th and 18th.

“We believe the challenge with today’s rule-based energy control systems, such as smart homes, is that they are reactive and don’t take into account other variables like hyper-local weather, multiple energy sources (grid, solar, battery), carbon emissions or room occupancy, and therefore they really aren’t ‘smart’,” said VERSES CEO, Gabriel René. “In this exhibition, we show how multiple agents working together can better predict which actions to take, given various trade-offs to achieve a desired goal. This might include deciding to switch a source of power from solar to electrical or preemptively adjust heating and cooling temperature based on weather conditions, occupancy, cost or efficiency goals.”

According to the US Department of Energy, buildings are responsible for 40% of global energy consumption and roughly one- third of that is wasted at a cost of $150 billion annually.2

The VERSES exhibit, entitled EcoNet: a Multi-Agent Active Inference System for Urban Energy Optimisation, is a joint effort between VERSES researchers and University College London (UCL), that addresses a key aspect of the environment and sustainability objectives of Turing Grand Challenge, which seeks to develop AI systems that can reduce the impacts of climate change by managing energy use effectively.

“We believe this demonstration of autonomous multi-agent coordination in a complex dynamic system like energy management is an ideal showcase for Genius,” said CTO Hari Thiruvengada. “While this specific use case is applicable from studio apartments all the way up to skyscrapers and to large industrial buildings, the more general problem that Genius is designed to solve is generating reliable predictions in the face of complex, uncertain and changing conditions that can be applied across enterprises universally.”

The Company expects to share further details regarding the results of this test in an upcoming blog at Verses.ai.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius™, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

About UCL

Founded in 1826 in the heart of London, UCL is London’s leading multidisciplinary university, with more than 16,000 staff and 50,000 students from over 150 different countries.

Media contact

Matt Midgley

Tel: +44 (0)20 3108 6995

Email: m.midgley [at] ucl.ac.uk

1 https://verses.atlassian.net/wiki/spaces/RDLAB/pages/1068400658/UK+Turing+Institute+-+Grand+Challenge+-+Demo+UK+2025

2 https://www.energy.gov/articles/doe-announces-46-million-boost-energy-efficiency-and-slash-emissions-residential-and